December 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 980-5192

Mr. Martin Schacker
Chairman of the Board and
 Co-Chief Executive Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive – Suite 205
Park Ridge, New Jersey 07656

> **Re: Tetragenex Pharmaceuticals, Inc.**
> **Amendment Number Four to Registration Statement on Form SB-2**
> **Filed on December 6, 2006**
> **File Number 333-134987**

Dear Mr. Schacker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment number 1. Please respond by providing your analysis as to how you ended the offering. Note that an offering that begins privately must end privately before the securities can be registered for resale. Please refer to Telephone Interpretations 3S and 4S of the March 1999 Supplement and Telephone Interpretation A-9 of the Division of Corporation Finance's of Telephone Interpretations.

Consolidated Financial Statements
Statements of Operations, page F-3

2.   Please revise to reclassify warrant restructuring expense from "Other Income
(Expense)" to "Operating Expenses." Paragraph 51 of FAS 123 (R) states that in
substance, (for a modification), an entity repurchases the original instrument by
issuing a new instrument of equal or greater value, incurring *additional
compensation cost* for any incremental value. As this expense represents
additional compensation cost, it is operating in nature and should not be classified
as other income (expense).

3.   Please revise the line item title "warrant restructuring" so that it clearly describes
the nature of the expenses incurred. For example, "compensation expense
associated with the warrant restructuring" or a similar title could be used.

Note 6 – Stockholders' Equity, page F-13
Stock Options, page F-16

4.   We have reviewed your response to comment 4 of our letter dated November 16,
2006. Please revise your disclosures concerning the modifications to clearly
describe your accounting treatment. Clarify that the net amounts charged and
credited to compensation expense represent incremental compensation cost
measured as the excess of the fair value of the modified options/warrants
determined in accordance with SFAS 123(R) over the fair value of the original
options/warrants immediately before their terms were modified.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review by showing deleted sections as strikethrough and added sections as
underlining. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Arthur S. Markus, Esq.
       Gersten Savage, LLP
       600 Lexington Avenue – 9th Floor
       New York, NY 10022